

SEC MAIL PROCESSING
RECEIVED
MAR 2 2007
WASH, D.C.
152
SECTION



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) Georgia (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan E. Hundertmark, V.P. 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

577 Mulberry Street, Suite 1060, P.O. Box 4547, Macon, Georgia 31208
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



TAMMY HORNE
NOTARY
EXPIRES
GEORGIA
AUG 10, 2009
COUNTY

Tammy Horne

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006

CONTENTS



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2007

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2006

ASSETS		
Cash	$	354,738
Cash in segregated accounts		18,660
Cash - clearing service escrow deposit		26,545
Marketable securities at market value		401,150
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $231,814		93,649
Other Assets:		
Prepaid expenses		13,191
Income tax refund receivable		12,271
Commissions receivable		49,685
Stockholder advance		32,936
Employee advances		1,693
Fees receivable		54,718
Total assets	$	1,059,236
LIABILITIES		
Payable to customers	$	808
Payable to clearing broker		9,168
Accounts payable, accrued expenses and other liabilities		250,500
Deferred income tax payable		7,243
Total liabilities		267,719
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		768,186
		794,186
Cost of 1 share of common stock held by the Company		(2,669)
Total Stockholder's Equity		791,517
Total liabilities and stockholder's equity	$	1,059,236

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUES	
Securities commissions	$ 126,254
Net unrealized gains (losses) on investment accounts	(15,566)
Net realized gains (losses) and income on investment accounts	7,482
Margin interest	1,117
Revenue from sale of investment company shares	2,299,021
Investment advisory fees	231,835
Other revenue related to securities business	2,768
Interest	4,285
	2,657,196
EXPENSES	
Compensation and benefits	2,148,999
Communications	70,729
Occupancy and equipment costs	114,147
Losses in error account and bad debts	26,590
Data processing costs	15,959
Regulatory fees and expenses	72,247
Exchange, clearance fees and expenses	98,148
Other	109,427
	2,656,246
INCOME (LOSS) BEFORE INCOME TAX PROVISION	950
PROVISION FOR INCOME TAXES	
Current income tax	7,366
Deferred income tax (benefit)	(6,705)
	661
NET INCOME (LOSS)	$ 289

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2006	260	$ 26,000	$ 767,897	(2,669)	$ 791,228
Net income			289		289
Balances at December 31, 2006	260	$ 26,000	$ 768,186	$ (2,669)	$ 791,517

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 289
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	45,183
Net unrealized depreciation (appreciation) of securities	15,565
Net realized (loss) gain on sale of investments	(2,618)
(Gain) loss on disposal of property	11,493
(Increase) decrease in:	
Receivables from clearing organizations	8,069
Prepaid expenses and income tax refund	2,530
Commissions receivable	(13,638)
Deposit - clearing service	-
Fees receivable	3,964
Increase (decrease) in:	
Payable to customers	(11,232)
Payable to clearing broker	9,168
Accounts payable and other liabilities	169,173
Deferred taxes payable	(6,705)
Other, net	9,093
Net cash provided (used) by operating activities	240,334
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment and software	(26,508)
Purchases of investments	(184,930)
Proceeds from sale of investments	139,961
Loans with shareholders, net	41,927
Loans with employees, net	(193)
Net cash provided (used) by investing activities	(29,743)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2006

NET INCREASE (DECREASE) IN CASH	$	210,591
CASH AND CASH EQUIVALENTS, beginning		144,147
CASH AND CASH EQUIVALENTS, ending	$	354,738
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	18,600

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as provided to management based on the most recent arms length transaction.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a useful life of more than one year. Furniture, equipment, software and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Goodwill is amortized over 40 years and is reported net of $10,000 accumulated amortization. Depreciation and amortization expense for the year are $44,933 and $250, respectively.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Money market funds held in the investment account are treated as an investment. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $24,811 for the year ended December 31, 2006.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $13,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer money of $4,742 is also segregated in accordance with Security and Exchange Commission rules.

4. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values, as illustrated below:

Money market funds		55,070
Corporate stocks		346,080
	$	401,150

Total marketable securities at cost are $413,102. Net unrealized losses from market value depreciation are $15,566 during the year ended December 31, 2006.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	195,307
Leasehold improvements		1,362
Automobiles		117,417
Software		11,377
	$	325,463

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company has net capital, as defined by Rule 15c3-1 of $533,052, which is $283,052 above its required net capital of $250,000. The Company's net capital ratio is .49 to 1.

7. SHORT-TERM LOANS

The Company has a $500,000 line of credit with Security Bank, with interest accrued on the outstanding balance at the prime rate which is 8.25 percent per annum as of December 31, 2006. At December 31, 2006 there was no debt outstanding. The line is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company adopted a 401k plan effective in January 2005. All employees age 21 and over with one year of service are eligible to participate. The Company matches 100 percent of employee deferrals up to 4 percent of compensation. The Company may also authorize a discretionary matching contribution. Company contributions during the year ended December 31, 2006 were $64,989.

9. LEASES

The Company has an operating lease for office space with a stockholder. Rent is $7,500 per month from January 1, 2003 until and including August 1, 2007. The lease rate can be adjusted annually but not more than 10 percent per annum. Future minimum annual lease payments for the term of the lease are $60,000 for 2007. Total rent paid under the above operating lease was $90,000 for the year ended December 31, 2006.

10. INCOME TAXES

The 2006 taxable income differs from net income on the statement of operations because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities		(7,243)
Deferred tax assets		-
Net deferred tax liability	$	(7,243)

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible contribution and capital loss carry forwards and unrealized gains and losses in market value of securities held for investment.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in excess of insured limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The maximum loss that would have resulted from that risk totaled $372,807 as of December 31, 2006.

The Company derived 12% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 75% of its total revenue from the sale of annuities during the year ended December 31, 2006. The majority of its book of mutual fund business is with one mutual fund company.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA Practice Success
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants
National Associated CPA Firms

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for 2006 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2007

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2006

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 593,679
Stockholders' compensation	891,402
Clerical salaries	507,087
Insurance - employee benefits	39,676
Payroll taxes	51,116
Profit sharing plan contribution	66,039
	2,148,999
COMMUNICATIONS	
Office supplies	15,833
Telephone	21,533
Postage	8,551
Advertising	24,812
	70,729
OCCUPANCY AND EQUIPMENT COST	
Rent	90,000
Building insurance	1,914
Utilities	18,353
Equipment rental	3,880
	114,147
LOSSES IN ERROR ACCOUNT AND BAD DEBTS	
Errors and omissions	26,590
DATA PROCESSING COSTS	
Computer software service and maintenance fees	15,959

See independent auditor's report on the
supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2006

REGULATORY FEES AND EXPENSES	
Professional fees	$ 33,648
Insurance and bond - required	8,797
Taxes, licenses, and fees	29,802
	72,247
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	1,819
Clearing broker administrative fees	36,329
Clearance fees	60,000
	98,148
OTHER	
Automobile expense	9,452
Dues and subscriptions	4,042
Depreciation and amortization	45,183
Repairs and maintenance	13,079
Loss on disposal of equipment	11,493
Miscellaneous	3,890
Meals and entertainment	8,718
Conference and travel	11,002
Dues, fees and assessments	2,038
Legal and profit sharing administration	530
	109,427
	$ 2,656,246

See independent auditor's report on the supplementary schedule of expenses.



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 28, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2007

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	791,517
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		791,517
Add:		
Other (deductions) or allowable credits		-
Total capital		791,517
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		93,649
Employee loans, uncollateralized		34,629
Prepaid expenses		13,193
Income tax refund receivable		12,271
Commissions and fees receivable		51,710
Total deductions and/or charges		205,452
Net capital before haircuts on securities positions		586,065
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		51,912
Other securities		1,101
Undue concentration		-
		53,013
Net capital	$	533,052

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6.66% of aggregate indebtedness)	$	17,366
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	283,052
Excess net capital at 1000%	$	507,004
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		260,476
Additions and deductions		-
Total aggregate indebtedness	$	260,476
Percentage of aggregate indebtedness to net capital		49%

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	808
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	808
105% of total credits over total debits	$	848
Amount held on deposit in Reserve Bank Account	$	13,918
Required deposit	$	-

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

Year Ended December 31, 2006

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

Year Ended December 31, 2006

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 545,424
Net effect of other audit adjustments on net income	(18,493)
Audit adjustments that decreased (increased) nonallowable assets	6,121
	(12,372)
Net capital per audited Schedule I	$ 533,052

There were no differences in the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 28, 2007

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